December 19, 2019

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attn: Ms. Theresa Brillant and Ms. Lynda Cvrkel, Office of Trade & Services

Re:    International Game Technology PLC
Form 6-K
Filed November 14, 2019
File No. 001-36906
Dear Ms. Brillant and Ms. Cvrkel:
International Game Technology PLC (the “Company”) received your comment letter dated December 18, 2019, on the above-referenced filing, which requests a response by January 3, 2020. On December 19, 2019, the undersigned made an oral request to Ms. Brillant for an extension. Pursuant to that request, the Company hereby confirms that it will respond to the comment letter on or before January 17, 2020.
If you should have any questions, please do not hesitate to contact me at 401-392-7234. Thank you for your consideration.
Sincerely,
/s/ Chris Spears
Chris Spears
Senior Vice President & General Counsel
International Game Technology PLC